TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 22, 2024

Dear Sir/Madam,

Sub: Results of the Postal Ballot

In continuation to our letter dated January 19, 2024, titled 'Postal Ballot Notice' please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
2. Report of Scrutinizer dated February 21, 2024.
3. Minutes of Postal Ballot proceedings.

The resolutions as proposed in the postal ballot notice have been passed by the shareholders by remote e-voting process with requisite majority.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html .

This is for your information and records.

Thanking You

Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2024.02.22 15:22:16 +05'30'

A.G.S. Manikantha
Company Secretary

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

VOTING RESULTS

Particulars	
Date of the ~~AGM/EGM~~/Postal Ballot	February 20, 2024
Cut-off date	January 17, 2024
Total number of shareholders on cut-off date	29,78,484
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	Not applicable
b) Public	
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	Not applicable
b) Public	
No. of resolution passed in the meeting	**2**

Resolution (1)								
Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542675866	542675866	100.0000	542675866	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	542675866	542675866	100.0000	542675866	0	100.0000	0.0000
Public-Institutions	E-Voting	2587703049	2351376028	90.8673	2292098179	59277849	97.4790	2.5210
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	2587703049	2351376028	90.8673	2292098179	59277849	97.4790	2.5210
Public-Non Institutions	E-Voting	1020073866	331709385	32.5182	306715508	24993877	92.4651	7.5349
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	1020073866	331709385	32.5182	306715508	24993877	92.4651	7.5349
	Total	4150452781	3225761279	77.7207	3141489553	84271726	97.3875	2.6125

Resolution (2)								
Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director				
Category	**Mode of voting**	**No. of shares held**	**No. of votes polled**	**% of Votes polled on outstanding shares**	**No. of votes – in favour**	**No. of votes – against**	**% of votes in favour on votes polled**	**% of Votes against on votes polled**
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542675866	542675866	100.0000	542675866	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	542675866	542675866	100.0000	542675866	0	100.0000	0.0000
Public- Institutions	E-Voting	2587703049	2351664694	90.8785	2350696036	968658	99.9588	0.0412
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	2587703049	2351664694	90.8785	2350696036	968658	99.9588	0.0412
Public- Non Institutions	E-Voting	1020073866	331699240	32.5172	330376267	1322973	99.6012	0.3988
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	1020073866	331699240	32.5172	330376267	1322973	99.6012	0.3988
	Total	4150452781	3226039800	77.7274	3223748169	2291631	99.9290	0.0710

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Scrutinizer's Report on postal ballot through remote e-voting in respect of passing of resolution set-out in the notice dated January 11, 2024

I, B Hemanth, Partner of Hemanth, Holla & Co. have been appointed as the Scrutinizer by the Board of Directors of Infosys Limited pursuant to Section 108 and Section 110 of the Companies Act 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the postal ballot through e-voting in respect of the below stated resolutions as proposed in the Postal Ballot Notice dated January 11, 2024, and I submit my report as under:

1. **Management Responsibility**

   The management is responsible for ensuring compliance under the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Rule 20 and 22 Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular Nos. 14/2020 dated April, 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021, 3/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 issued by the

HEMANTH CS No. 6374 CP No. 6519 COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) in respect of postal ballot through remote e-voting.

The Postal Ballot Notice dated January 11, 2024, along with explanatory statement setting out material facts under Section 102 of the Act was sent only through electronic mode to those Members whose e-mail addresses were registered with the Company / Depositories.

2. Scrutiniser's Responsibility

My responsibility as the Scrutinizer of the voting process, is restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolution stated in the Postal Ballot Notice, based on the reports generated from the E-voting system provided by National Securities Depository Limited ("NSDL") the service provider.

The Company had availed the e-voting facility offered by NSDL for conducting e-voting by electronic means.

3. Cut-off Date

The shareholders of the Company holding shares as on the cut-off date of January 17, 2024, were entitled to vote on the resolution as contained in the postal ballot notice.

4. Postal Ballot Process

i. In accordance with the Postal Ballot Notice and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014, the Postal ballot through e-voting commenced at 9.00 a.m. IST, Monday,

HEMANTH COMPANY SECRETARY CS No. 6374 CP No. 6519

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

January 22, 2024, and closed at 5.00 p.m. IST, Tuesday, February 20, 2024, and the e-voting module was blocked by NSDL thereafter.

ii. The Votes cast under e-voting were thereafter unblocked and downloaded on Tuesday, February 20, 2024, at 5:05 P.M. from the portal of NSDL, and was witnessed by two witnesses, Ms. Swathi Holla and Ms. S Nagajyothi, who are not in the employment of the Company and / or the NSDL. They have signed below in confirmation of the same.

B S Swathi Holla

S Nagajyothi

iii. I have scrutinized and reviewed the remote e-voting based on the data downloaded from the NSDL e-voting system, at https://www.evoting.nsdl.com.

5. **Postal Ballot Result**

I now submit my report as under on the results of the remote e-voting in respect of the Special Resolution:

Resolution No. 1 - As a Special Resolution

Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
14,181	3,14,14,89,553	97.39%

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
718	8,42,71,726	2.61%

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

Resolution No. 2: As a Special resolution-

Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
14,091	3,22,37,48,169	99.93%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
765	22,91,631	0.07%

HEMANTH * ACS No. 6374 CP No. 6519 * COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them	% Of total number of valid votes cast
0	0	0

6. **Custody of Records**

All electronic data and relevant records of e-voting have been handed over to the Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**
FRN: P2021KR087700
Peer Review No.: 2604/2022

HEMANTH B FCS No. 6374 CP No. 6519 COMPANY SECRETARY

CS B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374E003464391

Date: February 21, 2024
Place: Bengaluru

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON FEBRUARY 20, 2024

The Board of Directors vide their resolution dated January 11, 2024, approved the postal ballot notice entailing the following resolutions to be considered and approved by shareholders through remote e-voting pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014.

S. No.	Particulars
1.	Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director
2.	Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director

a) The Company had engaged the services of NSDL for the purpose of providing e-voting facility and technical services relating to the Postal Ballot to all its members.

b) The Board had appointed Hemanth, Holla & Co., Practicing Company Secretaries, (PCS 6374) (CP 6519) as the Scrutinizer for conducting the e-voting process in a fair and transparent manner.

c) In accordance with applicable MCA and SEBI circulars, the postal ballot notice was sent through electronic mode to those members whose e-mail addresses were registered with the Company/ Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date January 17, 2024, seeking approval as set out in the postal ballot notice.

d) The total number of shareholders as on the cut-off date was 29,78,484.

e) Pursuant to the above, the postal ballot notice was sent to all eligible shareholders, electronically, on January 19, 2024.

f) A Public advertisement was published on January 20, 2024, in Business standard in English and Prajavani in Kannada.

g) The e-voting commenced on January 22, 2024 (9.00 AM IST) and closed on February 20, 2024 (5.00 PM IST).

h) The Scrutinizer unblocked the votes casted under e-voting and downloaded the details at 5.05 PM IST on February 20, 2024 from NSDL portal in the presence of two witnesses.

i) The Scrutinizer then rendered his report to the Chairman.

j) The Chairman took the report on record and declared that the resolutions set out in the postal ballot notice dated January 11, 2024 were passed with requisite majority. The details of voting are as below;

Resolutions	Total shares as on the cut-off date	No. of votes polled	No. of Votes – in favor	% of Votes in favor	No. of Votes – against	% of Votes against
1. Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director.	4,150,452,781	3,225,761,279	3,141,489,553	97.39	84,271,726	2.61

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON FEBRUARY 20, 2024

2. Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director.	4,150,452,781	3,226,039,800	3,223,748,169	99.93	2,291,631	0.07

Note – None of the promoter / promoter group members were interested in aforementioned resolutions.

k) The text of resolutions as set out in the postal ballot notice dated January 11, 2024, that were passed by the shareholders were as follows:

1. **Resolution No. 1 - Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director**

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") (including any statutory modification or re-enactment(s) thereof for the time being in force), the Articles of Association of the Company, approvals and recommendation of the Nomination and Remuneration Committee and that of the Board of Directors, Nitin Keshav Paranjpe (DIN: 00045204), who was appointed as an Additional Director in the capacity of an Independent Director with effect from January 1, 2024, who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the LODR Regulations and in respect of whom the Company has received a notice in writing from a member under Section 160(1) of the Act, be and is hereby appointed as an Independent Director of the Company for a period of 5 (five) years till December 31, 2028, and that he shall not be liable to retire by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

2. **Resolution No. 2- Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director**

RESOLVED THAT pursuant to the provisions of Sections 149, 152, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder and applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the Articles of Association of the Company, approval and recommendation of the Nomination and Remuneration Committee, and that of the Board of Directors, Chitra Nayak (DIN: 09101763), who holds office as an Independent Director up to March 24, 2024, be and is hereby reappointed as an Independent Director, not liable to retire by rotation, for a second term of 3 (three) years with effect from March 25, 2024 up to March 24, 2027.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON FEBRUARY 20, 2024

The Chairman authorized the Company Secretary to disseminate the results, as required under Regulation 44(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and post the same on the website of the Company.